Exhibit (a)(1)

AMICAS, Inc.
20 Guest Street, Suite 400
Boston, MA 02111

March 19, 2010

Dear Stockholder,

I am pleased to inform you that on February 28, 2010, AMICAS, Inc. and Merge Healthcare Incorporated (“Merge”) entered into an Agreement and Plan of Merger. Under that merger agreement, Merge and Project Ready Corp., its wholly owned subsidiary, are today, commencing a cash tender offer to purchase all of the outstanding shares of AMICAS common stock. You have the right to participate in this tender offer and to receive, for each share of AMICAS common stock that you hold, $6.05 in cash.

The tender offer being made today is subject to the satisfaction of a number of conditions, including, among other things, that at least one Share more than 90% (including shares of common stock issuable upon exercise of the option to purchase additional shares) of AMICAS’ fully diluted shares must be validly tendered and not withdrawn, the parties must receive antitrust clearance, and no material adverse change of AMICAS must occur.

If the conditions to the tender offer are satisfied, Merge will purchase all shares of AMICAS common stock validly tendered to it. After that, AMICAS will merge with and into an indirect wholly owned subsidiary of Merge. In the merger, the shares of AMICAS common stock not purchased in the tender offer (other than any shares held by a stockholder who has perfected his, her or its appraisal rights) will be converted into $6.05 in cash for each share of AMICAS common stock.

Your Board of Directors, by unanimous vote, has determined that the tender offer and the merger are fair to, and in the best interests of, AMICAS and its stockholders and has approved the merger agreement, the tender offer and the merger. Your Board of Directors recommends that you accept the tender offer by tendering your shares in the offer.

In arriving at its recommendation, the Board of Directors gave careful consideration to the factors referred to in the attached Schedule 14D-9 (that is being filed today with the Securities and Exchange Commission). Accompanying this letter, in addition to the attached Schedule 14D-9, is Merger’s Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully. On behalf of the management and the Board of Directors of AMICAS, we thank you for your support.

Sincerely,

Stephen N. Kahane, M.D., M.S.
Chief Executive Officer and Chairman